EXHIBIT 1

ORANGE CAPITAL TO NOMINATE FOUR INDEPENDENT DIRECTORS TO THE BOARD OF STRATEGIC HOTELS & RESORTS AT THE 2014 ANNUAL MEETING

•	Independent Director Nominees Offer Significant Experience in Hotel Operations, Industry Dynamics and Capital Markets
•	Establishes Website, www.BEE-strategic.com, With Comprehensive Presentation and To Provide For Ongoing Shareholder Communications
•	Retains Proxy Solicitation Firm Okapi Partners LLC

NEW YORK, November 20, 2013 (BUSINESS WIRE) -- Orange Capital, LLC (“Orange Capital”), a large shareholder of Strategic Hotels & Resorts, Inc. (NYSE:  BEE) (“Strategic Hotels” or the “Company”), owning approximately 4.0% of the outstanding shares of the Company, announced today that it intends to nominate four independent directors to the Board of Directors of Strategic Hotels for election at the 2014 annual meeting.  Orange Capital’s nominees bring significant experience in hotel operations, industry dynamics and capital markets.

Orange Capital has established a website, www.BEE-strategic.com, which provides Strategic Hotels’ shareholders with a comprehensive presentation outlining Orange Capital’s independent perspectives on Strategic Hotels. The website will be used for ongoing shareholder communications. Additionally, Orange Capital has retained Okapi Partners LLC as proxy solicitor for the Strategic Hotels campaign. As previously announced, Houlihan Lokey is acting as financial advisor to Orange Capital in connection with its investment in the Company.

“Orange Capital believes that meaningful change to Strategic Hotels’ Board is necessary to address what we view as a persistent discount of the Company’s share price to intrinsic value, poor corporate governance and lack of an effective strategy,” said Daniel Lewis, Managing Director of Orange Capital.

“While each of our nominees will form their own ideas on how to enhance value for shareholders, they all support adopting best practices of corporate governance, evaluating strategic alternatives to enhance shareholder value, and setting a strategy to close Strategic Hotels’ share price discount relative to NAV,” added Mr. Lewis. Orange Capital’s nominees, who are accomplished executives with a diverse set of experience necessary to effect meaningful change, are:

•	Mr. David W. Johnson is President and Chief Executive Officer of Aimbridge Hospitality, L.P., one of the nation’s leading independent hotel investment and management firms. Mr. Johnson oversees the management of Aimbridge’s entire portfolio consisting of over 185 hotels. He was formerly President of Wyndham Hotels, overseeing approximately 15,000 employees.

•	Daniel Lewis is Co-Founder and Managing Partner of Orange Capital, a New York based investment fund. Mr. Lewis has 17 years of investment experience.

•    John D. Lyons is Founder and Principal of Granite Realty Advisors.  Mr. Lyons is the former President and Chief Executive Officer of Savills LLC and a former Principal and Managing Director of Eastdil Realty, Inc.  Mr. Lyons has over 25 years of experience in real estate investment banking.

•    Mark Woodworth is President of PKF Hospitality Research, LLC, a leading hospitality market research firm. Before forming PKF in 1999, Mr. Woodworth was a Partner and the Industry Chairman of the Hospitality Industry Consulting practice at Coopers & Lybrand L.L.P. Mr. Woodworth has over 35 years of hospitality industry experience in both an advisory and hands-on operational capacity.

“We have attempted to engage in a constructive dialogue with Strategic Hotels’ leadership for most of this year and have continued to add to our investment in the Company.  During this time, however, we have not seen anything we believe to be meaningful action to address our concerns on corporate governance, business strategy and our view of the share price discount.  We believe it is time to restore shareholder accountability, and that our four director nominees will best serve the interests of all shareholders. We are highly confident that we will receive significant support for our efforts from our fellow shareholders,” Mr. Lewis concluded.

 Media:

Theodore Lowen/Phil Denning

(646) 277-1238/(203) 682-8246

Ted.Lowen@icrinc.com/Phil.Denning@icrinc.com

Shareholders:

Okapi Partners LLC

Bruce H. Goldfarb / Patrick J. McHugh / Lydia Mulyk

(855) 305-0856/(212) 297-0720

info@okapipartners.com

ABOUT ORANGE CAPITAL

Orange Capital, LLC is a New York based investment firm. Orange Capital was co-founded in 2005 by Daniel Lewis and Russell Hoffman.  Prior to Orange Capital, Daniel Lewis was a director with Citigroup's Global Special Situations Group.

ABOUT HOULIHAN LOKEY

Houlihan Lokey is an international investment bank with expertise in mergers and acquisitions, capital markets, financial restructuring and valuation. Houlihan Lokey is ranked as the No. 1 M&A advisor for U.S. transactions under $3 billion, the No. 1 restructuring advisor and the No. 1 M&A fairness opinion advisor over the past 10 years, according to Thomson Reuters.  Houlihan Lokey has become a leader in the activist shareholder space, including recent assignments in connection with Charter Hall and MetroPCS.  The firm serves corporations, institutions and governments worldwide with offices in the United States, Europe and Asia.  For more information, please visit www.HL.com.

ABOUT OKAPI PARTNERS

Okapi Partners is a New York- based proxy solicitation firm that specializes in strategic proxy solicitation and investor response campaigns. Founded in 2008, the firm provides a full range of solicitation and information agent services, as well as strategic advice and consultation in areas including, but not limited to, corporate election campaigns, corporate governance, executive compensation, stockholder identification, contested situations and investor response. Okapi Partners clients include corporations, mutual funds, private equity firms and other investors seeking superior intellectual capital, industry relationships and proven execution capabilities.

ORANGE CAPITAL, LLC, ORANGE CAPITAL MASTER I, LTD. AND DANIEL LEWIS (COLLECTIVELY, "ORANGE CAPITAL") AND DAVID B. JOHNSON, JOHN D. LYONS, R. MARK WOODWORTH AND RUSSELL HOFFMAN (TOGETHER WITH ORANGE CAPITAL, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF STRATEGIC HOTELS & RESORTS, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, ORANGE CAPITAL'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (855) 305-0857.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN EXHIBIT 4 TO SCHEDULE 14A FILED BY ORANGE CAPITAL WITH THE SEC ON NOVEMBER 20, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.